

ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: 000-53163

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Baltimore County Savings Bank, FSB Employees' Savings & Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BCSB Bancorp, Inc.
4111 East Joppa Road, Suite 300
Baltimore, Maryland 21236

REQUIRED INFORMATION

1. Financial Statements.

2. Supplemental Schedule.

   Schedule H, line 4i – Schedule of Assets (Held at End of Year) at December 31, 2010

3. Exhibits.

   Exhibit 23: Consent of Independent Accounting Firm

   Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

FINANCIAL STATEMENTS

BALTIMORE COUNTY SAVINGS BANK, FSB
EMPLOYEES' SAVINGS & PROFIT
SHARING PLAN

FINANCIAL REPORT

DECEMBER 31, 2010

CONTENTS

MICHAEL D. SISK & COMPANY, PC

Certified Public Accountants
Harbor Court Office Building • Suite 400
575 South Charles Street • Baltimore, Maryland 21201
Phone: 410-727-3122 • Fax: 410-727-3125

INDEPENDENT AUDITOR'S REPORT

Board of Trustees
Baltimore County Savings Bank, FSB
Employees' Savings & Profit Sharing Plan
Baltimore, Maryland

We have audited the accompanying statements of net assets available for benefits of the Baltimore County Savings Bank, FSB Employees' Savings & Profit Sharing Plan as of December 31, 2010 and 2009 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's Trustees. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Trustees, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael D. Sisk & Company, PC

Baltimore, Maryland
June 17, 2011


AICPA

BALTIMORE COUNTY SAVINGS BANK, FSB
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2010 and 2009

	2010	2009
ASSETS		
Investments, at fair value		
Mutual funds	$ 7,248,029	$ 6,282,795
Common collective trust	1,031,961	998,572
BCSB Bancorp, Inc. common stock	197,592	156,706
	8,477,582	7,438,073
Receivables		
Notes receivable from participants	278,140	186,776
Cash – unallocated	24,406	19,737
Total assets	8,780,128	7,644,586
LIABILITIES		
Accounts payable	7,902	1,136
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	8,772,226	7,643,450
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(15,892)	27,023
NET ASSETS AVAILABLE FOR BENEFITS	$ 8,756,334	$ 7,670,473

The Notes to Financial Statements are an integral part of these statements.

BALTIMORE COUNTY SAVINGS BANK, FSB
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2010 and 2009

	2010	2009
ADDITIONS		
Additions to net assets attributed to:		
Investment income		
Net appreciation in fair value of investments	$ 789,574	$ 1,163,418
Interest and dividends	198,092	133,663
	987,666	1,297,081
Interest income on notes receivable from participants	10,213	9,059
Contributions		
Employer	71,823	65,868
Participants	411,461	367,813
Rollovers	157,271	82,267
	640,555	515,948
Other income	7,828	-
Total additions	1,646,262	1,822,088
DEDUCTIONS		
Deductions from net assets attributed to:		
Benefits paid to participants	548,698	1,459,823
Administrative expenses	11,703	1,120
Total deductions	560,401	1,460,943
Net increase	1,085,861	361,145
NET ASSETS AVAILABLE FOR BENEFITS		
Beginning of year	7,670,473	7,309,328
End of year	$ 8,756,334	$ 7,670,473

The Notes to Financial Statements are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

Note 1. Description of the Plan

The following description of Baltimore County Savings Bank, FSB (the Company) Employees' Savings and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all employees of the Company who have one month of service and are age eighteen or older. The Plan is subject to the provisions of ERISA.

Contributions

Each pay period, participants may contribute up to 50% of pre-tax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds, a common collective trust, and shares of the BCSB Bancorp, Inc. common stock. Effective July 2008, no new investments in the Company common stock is permitted. Effective July 2008, the Company contributes up to 50% of the first 3% of the salary deferrals by the participants. Additional profit sharing amounts may be contributed at the option of the Company's Board of Directors. The matching contribution and profit sharing contribution are participant-directed as well. Contributions are subject to certain limitations.

Participant accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. The Plan provides that participants' accounts may be invested, at the discretion of the participant, in any combination of the current investment option funds.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. A participant is 100% vested after five years of credited service.

Note 1. Description of the Plan (continued)

Notes receivable from participants

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000, reduced by the excess, if any, of their highest outstanding balance of loans from the Plan during the one-year period prior to the date of the loan over their current outstanding balance of loans or 50% of their account balance. The loans are secured by the balance in the participant's account and bear interest at rates which are commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest is paid ratably through biweekly payroll deductions.

Payment of benefits

On termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeited accounts

At December 31, 2010 and 2009, forfeited non-vested accounts totaled $4,847 and $5,046, respectively. The accounts will be used to reduce future employer contributions.

Note 2. Significant Accounting Policies

Basis of accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits presents the fair value of investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on the contract value basis.

Note 2. Significant Accounting Policies (continued)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Payment of benefits

Benefits are recorded when paid.

Operating expenses

Certain expenses of maintaining the Plan are paid by the Plan and certain expenses of maintaining the Plan are paid by the Company.

Reclassification

Certain 2009 amounts have been reclassified to conform to the current year presentation.

NOTES TO FINANCIAL STATEMENTS

Note 3. Investments

The following table presents the fair value of investments as of December 31, 2010 and 2009. Investments that represent 5% or more of the fair value of the Plan's net assets have been separately identified and are marked with an "*".

	2010		2009	
Mutual funds:				
Eaton Vance Large-Cap Value Fund	$ 377,029		$ 280,028	
Vanguard Target Retirement Income	12,645		854	
Vanguard Target Retirement 2010	349,888		288,337	
Vanguard Target Retirement 2020	1,572,496	*	1,839,094	*
Vanguard Target Retirement 2030	474,725	*	367,049	
Vanguard Target Retirement 2040	326,879		262,522	
Vanguard Target Retirement 2050	38,975		9,365	
Vanguard GNMA Fund	701,132	*	577,288	*
Western Asset Core Fund	-		1,485	
Vanguard 500 Index Fund	521,821	*	435,801	*
Janus Growth and Income Fund	-		319,830	
Perkins Mid-Cap Value Fund	343,839		248,067	
Pimco Total Return Fund	613,990	*	554,068	*
T. Rowe Price Mid-Cap Growth Fund	748,641	*	557,652	*
Pennsylvania Mutual Fund	419,763		296,515	
Laudus International MarketMasters Fund	345,700		244,840	
Growth Fund of America R4	400,506		-	
Total mutual funds	7,248,029		6,282,795	
Common collective trust:				
MetLife Stable Value Fund, at contract value	1,016,069	*	1,025,595	*
Adjustment from contract value to fair value for investment in common collective trust relating to fully benefit-responsive investment contracts	15,892		(27,023)	
	1,031,961		998,572	
Securities issued by Plan Sponsor:				
BCSB Bankcorp, Inc. common stock	197,592		156,706	
Total investments	$ 8,477,582		$ 7,438,073	

Note 3. Investments (continued)

For the years ended December 31, 2010 and 2009, the Plan's investments, including investments purchased, sold, as well as, held during the year appreciated (depreciated) as determined by quoted market prices by $789,574 and $1,163,418 as follows:

	2010	2009
Realized gains (losses)	$ 84,167	$ (570,375)
Unrealized gains (losses)		
Mutual funds	664,741	1,787,483
Common collective trust	(726)	(62,640)
BCSB Bancorp, Inc. common stock	41,392	8,950
	$ 789,574	$ 1,163,418

In addition to the above, the Plan's interest and dividend income for the years ended December 31, 2010 and 2009 was $198,092 and $133,663, respectively.

Note 4. Fair Value Measurements

Financial Accounting Standards Board (FASB) *Accounting Standards Codification* (ASC) 820, *Fair Value Measurements and Disclosures* provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2

Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;

Note 4. Fair Value Measurements (continued)

Level 2 (continued)

- Inputs other than quoted prices that are observable for the asset or liability;

- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009:

Mutual funds: Valued at the net asset value of shares held by the Plan at year-end as determined by quoted market information.

Common stock: Valued at the closing price reported on the active market on which the individual security is traded.

Common collective trust: The Plan invests in the MetLife Stable Value Fund, which is a common collective trust that invests in a guaranteed investment contract. The common collective trust is valued at the Plan's share in the guaranteed investment contract, which is valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer (See Note 5).

Note 4. Fair Value Measurements (continued)

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2010 and 2009:

Assets at Fair Value as of December 31, 2010

	Level 1	Level 2	Level 3	Total
Mutual funds	$ 7,248,029	$ -	$ -	$ 7,248,029
Common stock	197,592	-	-	197,592
Common collective trust	-	-	1,031,961	1,031,961
Total assets at fair value	$ 7,445,621	$ -	$ 1,031,961	$ 8,477,582

Assets at Fair Value as of December 31, 2009

	Level 1	Level 2	Level 3	Total
Mutual funds	$ 6,282,795	$ -	$ -	$ 6,282,795
Common stock	156,706	-	-	156,706
Common collective trust	-	-	998,572	998,572
Total assets at fair value	$ 6,439,501	$ -	$ 998,572	$ 7,438,073

Note 4. Fair Value Measurements (continued)

Level 3 gains and losses

The following tables set forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2010 and 2009.

	--- Common collective trust ---	
	2010	2009
Balance, beginning of year	$ 998,572	$ 1,209,551
Realized gains/(losses)	-	-
Unrealized gains/(losses) relating to instruments still held at the reporting date	15,130	(89,663)
Purchases, sales, issuances, and settlements (net)	18,259	(121,316)
Balance, end of year	$ 1,031,961	$ 998,572

Note 5. Investment Contract with Insurance Company

The Plan invests in the MetLife Stable Value Fund, a common collective trust which invests in a benefit-responsive investment contract with MetLife. MetLife maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by MetLife. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by MetLife, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Note 5. Investment Contract with Insurance Company (continued)

There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2010 and 2009 was $1,031,961 and $998,572, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that any events which would limit the Plan's ability to transact at contract value with participants are probable of occurring.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

	2010	2009
Average yields:		
Based on actual earnings	8.97%	15.01%
Based on interest rate credited to participants	3.73%	3.80%

Note 6. Related Party Transactions

The Plan holds investments in the common stock of the Plan Sponsor and therefore, these transactions qualify as party-in-interest transactions.

Note 7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 8. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 23, 2009, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the Code). Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and therefore believe that the Plan is qualified and the related trust is tax-exempt.

Note 9. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Note 10. Subsequent Events

In preparing these financial statements, the Plan has evaluated events and transactions for potential recognition or disclosure through June 17, 2011, the date the financial statements were available to be issued. There were no additional events or transactions that were discovered during the evaluation that required disclosure.

SUPPLEMENTAL SCHEDULE

BALTIMORE COUNTY SAVINGS BANK, FSB
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
December 31, 2010

Schedule H, Form 5500
Part IV, Line 4i - Schedule of Assets Held for Investment Purposes at End of Year
Plan No. 002

(a)	(b) Identity of Issue, Borrower Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost**	(e) Current Value
	Eaton Vance Large-Cap Value Fund	Mutual Fund		$ 377,029
	Vanguard Target Retirement Income	Mutual Fund		12,645
	Vanguard Target Retirement 2010	Mutual Fund		349,888
	Vanguard Target Retirement 2020	Mutual Fund		1,572,496
	Vanguard Target Retirement 2030	Mutual Fund		474,725
	Vanguard Target Retirement 2040	Mutual Fund		326,879
	Vanguard Target Retirement 2050	Mutual Fund		38,975
	Vanguard GNMA Fund	Mutual Fund		701,132
	Vanguard 500 Index Fund	Mutual Fund		521,821
	Perkins Mid-Cap Value Fund	Mutual Fund		343,839
	Pimco Total Return Fund	Mutual Fund		613,990
	T. Rowe Price Mid-Cap Growth Fund	Mutual Fund		748,641
	Pennsylvania Mutual Fund	Mutual Fund		419,763
	Laudus International MarketMasters Fund	Mutual Fund		345,700
	Growth Fund of America R4	Mutual Fund		400,506
	MetLife Stable Value Fund	Common Collective Trust		1,016,069
*	BCSB Bancorp, Inc.	17,509 Shares of Common Stock		197,592
	Participant Loans	Interest rates ranging from 4.25% to 6.00%, terms ranging from 1 to 5 years	- 0 -	278,140
				$ 8,739,830

* Baltimore County Savings Bank, FSB is the sponsor of the Plan at December 31, 2010 - qualifies as an exempt party-in-interest transaction.

** Cost is not required for a participant-directed plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Baltimore County Savings Bank, FSB
Employees' Savings & Profit Sharing Plan

Date: June 20, 2011

By /s/ David M. Meadows
David M. Meadows
Vice President and Corporate Secretary

Consent of Independent Accounting Firm

MICHAEL D. SISK & COMPANY, PC

Certified Public Accountants
Harbor Court Office Building • Suite 400
575 South Charles Street • Baltimore, Maryland 21201
Phone: 410-727-3122 • Fax: 410-727-3125

CONSENT OF INDEPENDENT ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (SEC File No. 000-53295) of BCSB Bancorp, Inc. of our report dated June 17, 2011, with respect to the financial statements of the Baltimore County Savings Bank, F.S.B. Employees' Savings & Profit Sharing Plan and Trust for the year ended December 31, 2010, included in the Form 11-K.

Michael D. Sisk & Company, PC

Michael D. Sisk & Company, PC
Baltimore, Maryland
June 17, 2011